ADDENDUM TO REAL ESTATE ACQUISITION CONTRACT

      THIS ADDENDUM TO THE REAL ESTATE ACQUISITION CONTRACT (the "Contract") which was entered into on the 7th day of April, 2003 by and between Rosemary Williams Hardman ("Seller") and Dogs International, a Nevada corporation, or its nominee ("Buyer"), the "Parties", is entered into on this 28th day of April, 2003.

      Pursuant to the terms and conditions of the Contract, the acquisition price to be paid by Buyer to Seller for the Property shall be a minimum of Five Hundred Thousand Dollars ($500,000) and adjusted based on the appraised value of the real property together with the assumed value of the personal property. Further, the Contract specified in subparagraph 2.3 as follows:

     The difference, if any, between the appraised value of the property and the assumed loan amounts referenced in subparagraph 2.1 of the Contract plus the Note referenced in Section 2.2 of the Contract, shall be paid by the Buyer in the form of shares of Series A Convertible Preferred Stock of Dogs International, as determined by the formula set forth in subparagraph 2.3 of the Contract.

      The Contract set forth in Section 5 that closing of escrow would occur "on or before April 30, 2003." The Parties are desirous of closing escrow on the real and personal property described in the Contract prior to obtaining an appraisal on the real property in order to avoid a delay in closing as the result of an inability to obtain the appraisal prior to the scheduled closing date of April 30, 2003.

      NOW THEREFORE, in consideration of the mutual covenants, the Parties agree that:

  1.   Escrow on the subject property will close on or before April 30, 2003.

  2. The Parties agree that in the event the appraisal is not complete, that as a condition subsequent to the closing, and as a condition surviving the closing, the Parties will adjust the number of shares of the Series A Convertible Preferred Stock according to subparagraph 2.3 of the Contract, as if the adjustment had occurred prior to closing.

  3. The Parties agree that counsel for the Buyer shall hold, in escrow, the Series A Convertible Stock, and upon receipt of the appraised value, shall cause to be delivered to Seller, that amount of Series A Convertible Preferred Stock as determined in accordance with the formula contained in subparagraph 2.3 of the Contract.

  4. Title shall be vested in "Bed and Biscuit Inns of America, Inc., a Nevada Corporation", a wholly-owned subsidiary of Dogs International.

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  5.    All  other  terms and conditions as referenced in the Contract  shall continue in full force and effect.

  IN WITNESS WHEREOF, the parties hereto have executed this Addendum to the Real Estate Acquisition Contract this 28th day of April, 2003.


     SELLER:

                                /S/Rosemary Williams Hardman
                                ROSEMARY WILLIAMS HARDMAN



     BUYER:                   DOGS INTERNATIONAL

                              BY:/S/Roxana Vargas
                                 Roxana I. Vargas, President